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www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

May 14, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Limited Duration U.S. Government Trust (the “Fund”)

(File No. 33-41187; 811-6330)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A relating to the addition of Class I shares of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 30 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about May 14, 2013.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            Please supplementally confirm that the Fund has considered whether its use of derivatives and related disclosure is appropriate.  Please see Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute,

from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response 2.                               We confirm that the Fund has considered and determined that its use of derivatives and related disclosure, as applicable, is appropriate in light of the Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, from Barry Miller, Associate Director, Office of Legal and Disclosure, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Comment 3.                            Please ensure that the font size used in the registration statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 3.                               The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROSPECTUS

Comment 4.                            Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 4.                               The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests.

Comment 5.                            Please revise the fee table to conform to Item 3 of Form N-1A.  Specifically, see Instruction 3(b) to Item 3 of Form N-1A.

Response 5.                               We have revised the fee table accordingly.

Comment 6.                            Please confirm supplementally that there is no provision for the recoupment or recapture of fees that will be waived.

Response 6.                               There is currently no provision for the recoupment or recapture of waived fees.

Comment 7.                            The Fund discloses that it may engage in transactions involving various types of swaps.  To the extent the Fund engages in total return swaps it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979).  Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response 7.                               We are aware that the Commission or its staff could issue future guidance related to derivatives and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Comment 8.                            In the last paragraph of the section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information,” please revise the disclosure regarding the application of percentage limits at the time of investment so as to include an exception to this policy for illiquid investments.

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            The disclosure in the last paragraph of the section of the Prospectus entitled “Fund Details—Additional Information about the Fund’s Investment Objective, Strategies and Risks—Additional Investment Strategy Information” states that the Fund may change its principal investment strategies without shareholder approval; however, shareholders will be notified of any changes.  Please confirm supplementally whether the notice to shareholders regarding a change in the Fund’s principal investment strategies will be made in writing.

Response 9.                               In the event there is a change to the Fund’s principal investment strategies, the Fund will file a supplement, as may be required, providing written notice to shareholders of such changes.

Comment 10.                     The disclosure in the section of the Prospectus entitled “Fund Management” states that the composition of the team may change from time to time.

Please confirm supplementally that the Fund will notify shareholders of any change in the team responsible for the management of the Fund.

Response 10.                        In the event there is a change in the team that affects the person(s) who are primarily responsible for the day-to-day management of the Fund’s portfolio, the Fund will file a supplement, as may be required, providing written notice to shareholders of such change(s).

Comment 11.                     Please update the amount of total compensation paid to the Fund’s adviser for the fiscal year ended May 31, 2013.

Response 11.                        We respectfully acknowledge your comment; however, the Fund’s fiscal year has not yet been completed and therefore such information is not presently available.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 12.                     Please confirm whether the Statement of Additional Information includes a description of the Fund’s policy regarding industry concentration.

Response 12.                        The Fund does not have a fundamental investment restriction regarding concentration as the Fund invests substantially all of its net assets in securities issued by the U.S. Government, its agencies or instrumentalities, which are inapplicable to an industry concentration restriction.

Comment 13.                     Disclosure in section of the Statement of Additional Information entitled “V. Investment Advisory and Other Services—F. Fund Management—Portfolio Manager Compensation Structure—Discretionary compensation—Voluntary Deferred Compensation Plans” indicates that managers receive discretionary year end compensation.  If the compensation is to be based on performance determined or measured relative to a benchmark, identify the benchmark and disclose the measuring period to be used to determine compensation.

Response 13.                        We respectfully acknowledge your comment, but would note that portfolio manager compensation is not based on performance determined or measured relative to a benchmark.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward Meehan, Jr. of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Edward Meehan, Jr.